Voting Rights Announcements | 28 February 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 28.02.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: voluntary group notification with triggered threshold on subsidiary level

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Morgan Stanley City of registered office, country: Wilmington, Delaware, United States of America (USA) Morgan Stanley & Co. International plc Morgan Stanley & Co. LLC 21 Feb 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 6.88% 7.03% 13.91% 37655137 Previous notification 6.77% 6.92% 13.70% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 2590986 0.00% 6.88 % Total 2590986 6.88 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right of recall over securities lending agreements at any time at any time 555398 1.47 %     Total 555398 1.47 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Put Option 19.12.2025 at any time Physical 2000000 5.31 % Retail Structured Product From 28.03.2067 to 19.06.2067 at any time Cash 2 0.00 % Equity Swap From 28.05.2024 to 13.07.2026 at any time Cash 90283 0.24 %       Total 2090285 5.55 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more)

Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, LLC % % % Morgan Stanley Capital Services LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley & Co. LLC 3.66% % % - % % % Morgan Stanley % % % Morgan Stanley International Holdings Inc. % % % Morgan Stanley International Limited % % % Morgan Stanley Investments (UK) % % % Morgan Stanley & Co. International plc 3.18% 5.72% 8.90% - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 28.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Morgan Stanley & Co. LLC 3.66% % % Prime Dealer Services Corp. % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Smith Barney LLC % % % Proportion of voting rights Proportion of instruments Total of both % % % The notification was triggered mainly due to an acquisition of shares with voting rights in addition to an acquisition of client securities over which Morgan Stanley & Co. LLC has a right of use.  27 Feb 2024

Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service